Exhibit 99.14

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Clearance decision relating to the public tender offer followed by a squeeze out for the shares issued by the company Elf Aquitaine
April 14, 2010: This press release contains information relating to the public offer by TOTAL S.A. in France (the “Offer”) on the shares of Elf Aquitaine.
The Offer is being made exclusively in France. The Offer is not subject to registration or visa outside France. Holders of Elf Aquitaine shares located outside France may not participate in the Offer, except if the laws and regulations of the jurisdiction to which such holders are subject allow such participation. Participation in the Offer and the distribution of materials regarding the Offer may be subject to restrictions outside France. The Offer is not directed at persons who are subject to such restrictions, neither directly, nor indirectly, and may not be accepted in any manner by a holder located in a country where the Offer is subject to such restrictions.
For regulatory reasons, access to information regarding the Offer is restricted. Persons that are residents of, or presently located in, the United Kingdom, the United States, Australia, Canada and Japan, or are otherwise deemed to be a U.S person, are restricted from accessing the information on Total’s website related to the Offer.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com